                          Press Release

CAE receives regulatory approval for normal course issuer bid

Montreal, Canada, February 19, 2016 – (NYSE: CAE; TSX: CAE) – CAE today announced that it has received regulatory approval to proceed with its previously-announced normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5,398,643 of its common shares commencing February 23, 2016 and ending February 22, 2017.

The maximum number of common shares that may be repurchased under the program represents two percent (2%) of the issued and outstanding common shares of CAE. As of February 12, 2016, CAE had 269,932,164 common shares issued and outstanding.  CAE has not repurchased any of its common shares during the last twelve months.

Purchases under the NCIB will be made through the facilities of the Toronto Stock Exchange (“TSX”) and/or alternative trading systems, in accordance with the TSX’s applicable policies. CAE may purchase its common shares using an automatic share repurchase plan which was put in place with RBC Dominion Securities Inc., in accordance with the relevant sections of the TSX Company Manual and applicable securities laws. The price CAE will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the period that the NCIB is outstanding, CAE does not intend to make purchases of its common shares other than by means of open market transactions or such other means as may be permitted by the TSX and securities regulatory authorities as applicable, including block purchases of common shares.

The average daily trading volume of CAE’s common shares through the facilities of the TSX over the last six completed calendar months was 384,416 (“ADTV”). Accordingly, under the TSX Rules and policies, CAE is entitled on any trading day to purchase up to 25% of the ADTV, which totals 96,104 common shares, for the next 12-month period of the NCIB. In excess of the daily repurchase limit, CAE may also purchase, once a week, a block of common shares not owned by any insiders, which may exceed such daily limit, in accordance with the TSX Rules.

The NCIB is being established as part of CAE's capital management strategy and is intended to be used primarily to mitigate the dilutive effect of treasury shares issued under CAE’s dividend reinvestment and stock option plans. Commensurate with the establishment of the NCIB, CAE will no longer be offering a discount on the purchase of shares through its dividend reinvestment plan.

About CAE

CAE is a global leader in delivery of training for the civil aviation, defense and security, and healthcare markets. We design and integrate the industry’s most comprehensive training solutions, anchored by the knowledge and expertise of our 8,000 employees, our world-leading simulation technologies and a track record of service and technology innovation spanning seven decades. Our global presence is the broadest in the industry, with 160 sites and training locations in 35 countries, including our joint venture operations, and the world’s largest installed base of flight simulators. Each year, we train more than 120,000 civil and defense crewmembers, as well as thousands of healthcare professionals. www.cae.com

Follow us on Twitter @CAE_Inc

CAE contacts:

Andrew Arnovitz, Vice President, Strategy and Investor Relations,

+1-514-734-5760, andrew.arnovitz@cae.com

Hélène V. Gagnon, Vice President, Public Affairs and Global Communications,

+1-514-340-5536, helene.v.gagnon@cae.com